DYNASTY GOLD CORP.

(*formerly* C Squared Developments Inc.)
735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. 604 913-0613
fax 604 913-0628

03 DEC 15 7:21

December 1, 2003

03045165

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Attention: Mr. Paul Dudek

SUPPL

Dear Sirs:

RE: Dynasty Gold Corp. (formerly C Squared Developments Inc.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. Form 51-901F - Quarterly Report for the quarter ended September 30, 2003;
2. Report of Exempt Distribution dated November 28, 2003; and
3. Certificate of Qualifying Issuer dated November 28, 2003.

Yours very truly,

DYNASTY GOLD CORP.
per:

Marilyn Wong, Assistant Secretary

Encl.

12/17

82-

FORM 51-901F

03 DEC 15 7:21

QUARTERLY REPORT

Incorporated as part of: _X_ Schedule A
____ Schedule B & C

ISSUER DETAILS:

Name of Issuer	DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.)
Issuer Address	735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8
Issuer Telephone Number	604-913-0613
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-913-0613
Contact Email Address	N/A
Web Site Address	www.dynastygoldcorp.com
For Quarter Ended	September 30, 2003
Date of Report (yy/mm/dd)	03/11/18

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	03/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Luca Riccio"	03/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

NOTICE TO READER

We have compiled the consolidated balance sheet of Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) as at September 30, 2003, the consolidated statement of operations and deficit, and the consolidated statement of cash flows for the nine months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
November 18, 2003

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2002)

	September 30, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash	$ 136,481	$ 14,385
Cash in trust	20,613	31,922
Goods and services tax recoverable	5,486	30,775
Prepaid expenses	142,653	6,576
Deposit	1,722	1,722
Share subscription receivable (Note 4a)	1,200	-
	308,155	85,380
Property, Plant and Equipment (Note 3)	14,558	17,458
Mineral Properties	73,500	73,500
Reclamation Bonds	7,000	7,000
	$ 403,213	$ 183,338
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 95,505	$ 164,613
Corporation capital tax payable	56,164	-
Due to related party	9,815	50,108
Convertible loan payable	165,000	165,000
	326,484	379,721
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 4)	11,016,666	10,473,835
Share Subscription Advances	249,737	4,737
Deficit	(11,189,674)	(10,674,955)
	76,729	(196,383)
	$ 403,213	$ 183,338

Approved on Behalf of the Board:

"Jonathan George"
Director

"Luca Riccio"
Director

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended September 30, 2002)

	Three Months Ended		Nine Months Ended	
	September 30, 2003	September 30, 2002 (Note 8)	September 30, 2003	September 30, 2002 (Note 8)
ADMINISTRATION COSTS:				
Accounting and audit	$ 1,600	$ 1,258	$ 3,781	$ 2,758
Amortization	960	1,050	2,900	3,150
Consulting fees	25,500	3,600	76,500	9,600
Legal	20,043	2,676	51,795	5,666
Management fees	10,500	10,500	31,500	31,500
Office	6,657	6,395	20,017	18,464
Promotion and travel	15,679	(123)	26,798	3,891
Regulatory and transfer agent fees	4,816	4,614	21,694	13,256
Shareholder communications	7,624	-	21,023	6,529
TOTAL ADMINISTRATION COSTS	93,379	29,970	256,008	94,814
OTHER ITEMS:				
Corporation capital taxes including penalties and interest	56,164	-	56,164	-
Interest and miscellaneous income	(224)	(58)	(1,475)	(295)
Loss on conversion of foreign currencies	7,275	-	7,275	-
Property investigation costs	21,879	60,654	105,747	60,654
Project management costs	40,000	-	91,000	-
	125,094	60,596	258,711	60,359
NET LOSS FOR THE PERIOD	218,473	90,566	514,719	155,173
DEFICIT AT BEGINNING OF PERIOD	10,971,201	10,362,346	10,674,955	10,297,739
DEFICIT AT END OF PERIOD	$ 11,189,674	$ 10,452,912	$ 11,189,674	$ 10,452,912
Loss per share	$ (0.03)	$ (0.02)	$ (0.07)	$ (0.05)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: G SQUARED DEVELOPMENTS INC.)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2003
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the periods ended September 30, 2002)

	Three Months Ended		Nine Months Ended	
	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002
OPERATING ACTIVITIES:				
Net loss for the period	$ (218,473)	$ (90,566)	$ (514,719)	$ (155,173)
Adjustments:				
Amortization	960	1,050	2,900	3,150
Loss on conversion of foreign currencies	7,275	-	7,275	-
	(210,238)	(89,516)	(504,544)	(152,023)
Changes in non-cash working capital items:				
Accounts receivable	-	245	-	-
Goods and services tax recoverable	(879)	5,144	25,289	2,275
Prepaid expenses	(141,328)	512	(136,077)	(513)
Accounts payable and accrued liabilities	(92,336)	5,897	(69,108)	(28,239)
Corporation capital tax payable	56,164	-	56,164	-
Due to related party	(48,310)	17,500	(40,293)	(21,250)
	(436,927)	(60,218)	(668,569)	(199,750)
FINANCING ACTIVITIES:				
Issuance of share capital for cash	149,800	-	378,175	-
Issuance of special warrants for cash (net of share issue costs $41,049)	-	132,500	163,456	230,800
Share subscription advances	59,755	(137,500)	245,000	19,200
	209,555	(5,000)	786,631	250,000
INVESTING ACTIVITIES:				
Acquisition costs of property, plant and equipment	-	-	-	(4,742)
Acquisition costs of mineral properties	-	-	-	(49,500)
	-	-	-	(54,242)
Loss on conversion of foreign currencies	(7,275)	-	(7,275)	-
INCREASE (DECREASE) IN CASH	(234,647)	(65,218)	110,787	(3,992)
CASH AT BEGINNING OF PERIOD	391,741	65,361	46,307	4,135
CASH AT END OF PERIOD	$ 157,094	$ 143	$ 157,094	$ 143
Cash Consists of:				
Cash	$ 136,481	$ 143	$ 136,481	$ 143
Cash in trust	20,613	-	20,613	-
	$ 157,094	$ 143	$ 157,094	$ 143

SUPPLEMENTAL CASH FLOW INFORMATION (Note 6)

The accompanying notes are an integral part of these financial statements.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Dynasty Gold Corp. (Formerly: C Squared Developments Inc.) (the "Company") is primarily engaged in the acquisition, exploration and development of mineral properties located in Canada and China.

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended December 31, 2002, except that they do not include all note disclosures required for annual consolidated financial statements. It is suggested that the interim consolidated financial statements be read in conjunction with the annual consolidated financial statements.

2. NAME CHANGE

Pursuant to a special resolution passed by the shareholders of the Company on April 22, 2003, the Company changed its name from C Squared Developments Inc. to Dynasty Gold Corp. effective May 14, 2003.

3. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	September 30, 2003 Net Book Value	December 31, 2002 Net Book Value
Office furniture and equipment	$ 43,867	$ 32,234	$ 11,633	$ 13,683
Computer equipment	27,838	24,913	2,925	3,775
	$ 71,705	$ 57,147	$ 14,558	$ 17,458

4. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	September 30, 2003		December 31, 2002	
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of period/year	6,147,219	$10,473,835	2,447,219	$ 9,989,835
Issued during the period/year for:				
Cash	2,073,738	378,175	1,000,000	200,000
Share subscription receivable	10,000	1,200	-	-
Special warrants	584,300	163,456	2,500,000	260,000
Mineral properties	-	-	200,000	24,000
Balance, end of period/year	8,815,257	$11,016,666	6,147,219	$10,473,835

4. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
<u>During the Period Ended September 30, 2003</u>:

a. The Company issued 1,517,667 shares for the exercise of share purchase warrants as follows: 1,085,000 shares at a price of $0.10 per share for a total consideration of $108,500; 175,000 shares at a price of $0.12 per share for a total consideration of $21,000; 126,667 shares at a price of $0.15 per share for a total consideration of $19,000; and 131,000 shares at a price of $0.25 per share for a total consideration of $32,750. At September 30, 2003, an amount of $1,200 remains as a share subscription receivable (received subsequently).

b. The Company completed a private placement financing consisting of 1,150,300 Special Warrants at a price of US$0.25 per Special Warrant for a net consideration of $361,556 (gross proceeds of US$287,575) after payment of share issue costs totalling $41,049. Each Special Warrant was convertible until July 8, 2003, at no additional cost, into one (1) unit. Each unit consists of one (1) share and one (1) share purchase warrant exercisable to acquire one (1) additional share at a price of US$0.35 per share on or before July 8, 2004, or at a price of US$0.45 per share on or before July 8, 2005. On July 8, 2003, 584,300 Special Warrants were exercised and converted into 584,300 units. The balance of proceeds totalling US$141,500 were returned to subscribers who did not exercise their Special Warrants.

c. The Company completed a private placement consisting of 566,071 units at a price of $0.35 per unit for a total consideration $198,125. Each unit consists of one (1) share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.40 per share on or before July 21, 2004, or at a price of $0.50 per share on or before July 21, 2005.

<u>Stock Options</u>:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 1,456,443. Options granted under the Plan will have a maximum term of five (5) years. The exercise price of options granted under the Plan will not be less than the market price of the shares or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

4. SHARE CAPITAL (CONT'D)

A summary of the status of the Company's stock option plan as of September 30, 2003 and December 31, 2002, and changes during the period/year then ended is as follows:

	September 30, 2003		December 31, 2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	400,000	$ 0.14	69,000	$ 2.00
Granted	1,000,000	0.45	400,000	0.14
Forfeited/cancelled	-	-	(69,000)	(2.00)
Options outstanding, end of period/year	1,400,000	$ 0.36	400,000	$ 0.14

At September 30, 2003, the Company had outstanding stock options exercisable to acquire 1,400,000 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
300,000	$ 0.10	January 8, 2007
100,000	$ 0.24	September 17, 2007
1,000,000	$ 0.45	September 11, 2008
1,400,000		

The following table summarizes information about the stock options outstanding and exercisable as at September 30, 2003:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$ 0.10	300,000	3.28	0.10
$ 0.24	100,000	3.97	0.24
$ 0.45	1,000,000	4.95	0.45
	1,400,000	4.52	0.36

4. SHARE CAPITAL (CONT'D)

The Company follows the settlement method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period ended September 30, 2003	$ 458,555
Unrecorded stock option compensation adjustment	217,371
Pro-forma net loss for the period ended September 30, 2003	$ 675,926
Pro-forma loss per share	$ (0.09)

The fair values of options vested during the nine months ended September 30, 2003 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	50.36%
Risk-free interest rate	4.01%
Expected life	5 years
Expected dividend yield	0%

Warrants:

At September 30, 2003, the Company had outstanding share purchase warrants exercisable to acquire 3,132,704 shares of its capital stock as follows:

Number	Exercise Price	Expiry Date
740,000	$ 0.12	March 11, 2004
373,333	$ 0.15	March 13, 2004
869,000	$ 0.25	December 17, 2004
584,300	US$0.35 or	July 8, 2004
	US$0.45	July 8, 2005
566,071	$0.40 or	July 21, 2004
	$0.50	July 21, 2005
3,132,704		

5. RELATED PARTY TRANSACTIONS

Management fees totalling $31,500 (2002 - $31,500) have been incurred with the President of the Company.

The above noted transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the nine months ended September 30, 2003 and September 30, 2002 as follows:

	2003	2002
Non-cash financing activities:		
Share capital issued for:		
Share subscription receivable	$ 1,200	$ -
Mineral properties	-	24,000
Special warrants	-	230,800
	$ 1,200	$ 254,800
Non-cash investing activities:		
Acquisition costs of mineral properties	$ -	$ (24,000)

7. SUBSEQUENT EVENTS

(a) The Company issued 69,000 shares for the exercise of share purchase warrants as follows: 50,000 shares at a price of $0.12 per share for a total consideration of $6,000; and 19,000 shares at a price of $0.25 per share for a total consideration of $4,750.

(b) The Company completed a Private Placement consisting of 1,500,000 units at a price of $0.40 per unit for a net consideration of $580,000 after payment of finder's fee totalling $20,000. Each unit consists of one (1) share and one share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.45 per share on or before October 8, 2004. In addition, the Company issued 89,075 shares for the payment of a finance fee on this transaction.

7. SUBSEQUENT EVENTS (CONT'D)

(c) The Company entered into a Share Purchase Agreement dated October 9, 2003 to acquire all of the shares of Terrawest Minerals Inc. ("Terrawest") a privately held British Columbia based corporation for consideration of:

- US$20,000 on the execution of the Agreement;
- issuance of 7,000,000 shares of the Company's capital stock on closing of the transaction;
- issuance of 5,000,000 shares of the Company's capital stock on the first anniversary of the closing of the transaction; and
- issuance of 4,000,000 shares of the Company's capital stock on the second anniversary of the closing of the transaction.

Terrawest entered into a Sino-Foreign Joint Venture Contract (the "Sino Joint Venture") with Xinjiang Nonferrous Metals Industry (Group) Co. ("Xinjiang Nonferrous") of the People's Republic of China to earn a 70% interest in the Sino Joint Venture, established to explore, develop and mine an area encompassing 2,500 sq. km., as well as the right of first refusal to any and all additional exploration rights and permits held by Xinjiang Nonferrous.

In addition, the Company agrees to contribute a total of US$12,000,000 to Sino Joint Venture over a thirty-six (36) month period commencing with the issue of a business license to the joint venture.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's consolidated financial statement presentation.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	____	**Schedule A**
	X	**Schedule B & C**

ISSUER DETAILS:

Name of Issuer	**DYNASTY GOLD CORP. (Formerly: C Squared Developments Inc.)**
Issuer Address	**735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8**
Issuer Telephone Number	**604-913-0613**
Contact Person	**Jonathan George**
Contact Position	**President**
Contact Telephone Number	**604-913-0613**
Contact Email Address	**N/A**
Web Site Address	**www.dynastygoldcorp.com**
For Quarter Ended	**September 30, 2003**
Date of Report (yy/mm/dd)	**03/11/18**

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	03/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Luca Riccio"	03/11/27
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying consolidated financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $31,500 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2003:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Jan. 16/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Jan. 28/03	Common Shares	Exercise of Warrants	400,000	$ 0.10	$ 40,000	Cash	Nil
Feb. 6/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Feb. 10/03	Common Shares	Exercise of Warrants	50,000	$ 0.15	$ 7,500	Cash	Nil
Feb. 24/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Mar. 4/03	Common Shares	Exercise of Warrants	315,000	$ 0.10	$ 31,500	Cash	Nil
Mar. 7/03	Common Shares	Exercise of Warrants	170,000	$ 0.10	$ 17,000	Cash	Nil
Mar. 10/03	Common Shares	Exercise of Warrants	50,000	$ 0.10	$ 5,000	Cash	Nil
Apr. 24/03	Common Shares	Exercise of Warrants	6,000	$ 0.25	$ 1,500	Cash	Nil
Apr. 25/03	Common Shares	Exercise of Warrants	150,000	$ 0.12	$ 18,000	Cash	Nil
May 21/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

A. SECURITIES ISSUED DURING THE PERIOD ENDED SEPTEMBER 30, 2003 (CONT'D):

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price Per Share	Total Proceeds	Type of Consideration	Commission Paid
Jul. 7/03	Common Shares	Exercise of Special Warrants	584,300	$ 0.35	$ 204,505	Cash	Nil
Jul. 23/03	Common Shares	Private Placement	566,071	$ 0.35	$ 198,125	Cash	Nil
Jul. 29/03	Common Shares	Exercise of Warrants	50,000	$ 0.25	$ 12,500	Cash	Nil
Aug. 29/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil
Sep. 4/03	Common Shares	Exercise of Warrants	76,667	$ 0.15	$ 11,500	Cash	Nil
Sep. 15/03	Common Shares	Exercise of Warrants	25,000	$ 0.25	$ 6,250	Cash	Nil
Sep. 16/03	Common Shares	Exercise of Warrants	15,000	$ 0.12	$ 1,800	Cash	Nil
Sep. 19/03	Common Shares	Exercise of Warrants	10,000	$ 0.12	$ 1,200	Cash	Nil

B. OPTIONS GRANTED DURING THE PERIOD ENDED SEPTEMBER 30, 2003:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Sep. 11/03	Jonathan George	300,000	$ 0.45	September 11, 2008
Sep. 11/03	R. Stuart Angus	175,000	$ 0.45	September 11, 2008
Sep. 11/03	Joyce Adam	250,000	$ 0.45	September 11, 2008
Sep. 11/03	Marilyn Wong	25,000	$ 0.45	September 11, 2008
Sep. 11/03	Robert Watts	25,000	$ 0.45	September 11, 2008
Sep. 11/03	Janron Consulting Inc.	200,000	$ 0.45	September 11, 2008
Sep. 11/03	Luca Riccio	25,000	$ 0.45	September 11, 2008

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003:

Authorized share capital - 100,000,000 shares without par value.

A total of 8,815,257 shares have been issued for a total of $11,016,666.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 2003:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$ 0.10	January 8, 2007
Options	100,000	$ 0.24	September 17, 2007
Options	1,000,000	$ 0.45	September 11, 2008
Warrants	740,000	$ 0.12	March 11, 2004
Warrants	373,333	$ 0.15	March 13, 2004
Warrants	869,000	$ 0.25	December 17, 2004
Warrants	584,300	US$0.35 or	July 8, 2004
		US$0.45	July 8, 2005
Warrants	566,071	$0.40 or	July 21, 2004
		$0.50	July 21, 2005

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMER 30, 2003:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 18, 2003:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

DYNASTY GOLD CORP.
(FORMERLY; C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

Description of Business

The Company is engaged in the acquisition, exploration and development of attractive mineral projects primarily in China.

After conducting extensive due diligence on one project area in the Xinjiang Autonomous Region, China, the Company, subsequent to the end of the period, entered into a share purchase agreement with Terrawest Minerals Inc. which has entered into a Sino Joint Venture with the Chinese property owners.

The Company has also entered into a Letter of Intent with Terrawest Management Inc., a Vancouver based private corporation, regarding the potential acquisition of two advanced gold projects situated in the People's Republic of China. Both projects, located in the Qin Ling Gold Mining District, are past producers, situated within the Archean Taihua Complex, an area with abundant high grade polymetallic mesothermal deposits.

The Company holds an interest in 900 minerals claims covering approximately 100,000 acres, in the Otish Mountain diamond district, Quebec.

Projects

Xinjiang Autonomous Region

On July 31, 2003, the Company announced that it entered into an agreement with Terrawest Minerals Inc. ("Terrawest Minerals") wherein the Company was granted the sole and exclusive right to conduct due diligence on three exploration areas in the Xinjiang Autonomous Region, in the north west section, People's Republic of China. Terrawest Minerals has entered into a Sino Foreign Co-operative Joint Venture with Xinjiang Nonferrous Metals Industry Group ("XNF") to earn up to a 70% interest in exploration areas covering approximately 2,500 sq.km., as well as the first right of refusal to any and all additional exploration rights held by XNF. XNF is the largest mineral company in the Xinjiang Autonomous Region, with revenues of $300 million in 2002, assets of $500 million, having 35,000 people in its employ.

The project areas are located in the prolific Tian Shan and West Junggar mineral belts of Xinjiang which extend westward into the Central Asian Republics of Uzbekistan and Kyrgyzstan where giant ore bodies such as Muruntau (170 million oz Au), Kalmakyr (90 million oz Au), and Kumtor (18 million oz Au) are located.

In the Western Junggar area, more than 300 gold deposits and occurrences are recognized, with the most significant of these located along the northern side of the Dalabuite fault zone. Many of these historic and present day gold deposits are clustered in an 80 km long by 20 km wide corridor, forming a 1,600 sq.km. exploration area covered under the Terrawest Minerals-XNF Sino Joint Venture agreement. Most occurrences in this area are structurally controlled, with individual quartz veins varying from 100m to 380m along strike and .5m to 20m in width.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

Extensive exploration by XNF since 1981 has identified numerous promising lode gold, sediment hosted gold, and copper-porphyry targets within the project area.

On August 27, 2003, the Company received an independent geological report on three exploration areas comprising 2,500 sq.km. located in the Xinjiang Autonomous Region, northwest China.

The Company retained Norwest Corporation (www.norwestcorp.com) to provide an assessment of the mining areas, which are the subject of the Terrawest Minerals-XNF Sino Joint Venture. The Company has an exclusive option with Terrawest Minerals to conduct due diligence on the properties, and enter into an agreement to acquire Terrawest Minerals' entire interest in the Sino Joint Venture.

A site inspection and data review of three areas, Hatu, Hami and Baogutu, was conducted in June 2003 by Brian McEwen, P.Geol., Manager of Mineral Projects for Norwest Corporation. The purpose of the visit was to conduct an appraisal of the mineralization and geological characteristics of existing operations and to estimate the reliability of information provided by XNF.

As a result of his inspection, Mr. McEwen writes:

> "The Area of Interest is part of a mineral belt hosting significant gold deposits. There are several mining operations currently mining and recovering gold, presumably economically. Surface grab samples of different lithological units gathered by Norwest confirm the presence of gold and even of high grade gold. Information presented by XNF supports the geological models proposed for the areas.
>
> Based on this and other information collected by Norwest, Norwest concludes that:

- Gold resources as reported by XNF are reasonable;
- Mineralization is open at depth, along strike and laterally to the existing resources;
- Structure controls the ore deposits, better delineation of structure will help target exploration;
- Geophysical anomalies may provide significant exploration targets;
- Opportunities exist to define larger mining operations based on lower cut off grades and bulk mining;
- The Area of Interest is worthy of further exploration for medium to large gold deposits; and
- The Area of Interest could host deposits of economic interest other than gold."

Further study of existing data, prior to exploration, is recommended. Considering the location, tectonic setting and historical production of the areas, Norwest believes the probability for success in delineating economic gold ore bodies is high.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

Highlights of Norwest's data review include reserve and resource estimates of existing mining operations in the area, as provided by several sources including a resource of 43.5 tonnes (approximately 1.4 million ounces Au) at the Hatu Qi-2 deposit.

Diamond drilling results were also provided by XNF for Qi-2 and include the following representative intercepts:

Drill Hole	*Interval (m)*	*Width (m)*	*Grade (g/t)*
ZK421	71.35-79.61	8.26	5.74
	113.43-127.36	13.93	1.38
	127.36-138.46	11.10	3.08
	142.50-149.61	7.11	3.46
ZK426	41.35-53.23	11.88	4.64
	53.23-61.76	8.53	1.19
	64.99-71.78	6.79	1.97
	79.43-92.19	12.76	1.35
	103.22-119.89	16.67	9.50
	129.84-137.62	7.78	3.64
	143.32-153.27	9.95	3.28

These results were supplied by XNF, and have not been verified by either Norwest or the Company.

Mr. McEwen further states that:

> "The Qi-2 deposit is hosted within Carbonaceous, volcaniclastic sedimentary rocks within the footwall of a major regional fault. More than 44 gold bearing quartz veins have been defined in the area. At Qi-2 the gold grade is typically 3-5 g/t, with gold occurring more within the metasediments. This deposit may represent an attractive larger bulk tonnage mining scenario."

Mr. McEwen recommends an exploration budget for the Xinjiang project of CDN $1.5 million, which would include 10,000 metres of drilling.

Subsequent to the period, on October 14, 2003, the Company announced that it had entered into a share purchase agreement to acquire all of the issued and outstanding shares of Terrawest Minerals.

As described above, Terrawest Minerals has entered into a Sino Joint Venture contract with XNF to earn a 70% interest in the Sino Joint Venture, established to explore, develop and mine an area encompassing 2,500 sq. km., as well as the right of first refusal to any and all additional exploration rights and permits held by XNF.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

The Company has agreed to acquire 100% of Terrawest Minerals' issued and outstanding shares by issuing 7,000,000 shares on closing of the transaction, 5,000,000 shares on the first anniversary of the closing, and a final 4,000,000 shares on the second anniversary of the closing date. The shares will be held in escrow and released in accordance with TSX Venture Exchange (the "Exchange") policy which provides that the shares be released over a six year term. The Company may elect to terminate the agreement at any time after contributing US $3 million to the Sino Joint Venture, if it has not received a geological report prepared in accordance with NI 43-101 that, in the Company's opinion, warrants further expenditures required to be made on the project. If the Company terminates the agreement, all escrow shares will be cancelled.

The Company has also agreed to contribute US $12 million to the Sino Joint Venture over a three-year period, which funds are to be used for exploration and development of the project area. The agreement was made at arm's length and constitutes a Fundamental Acquisition under the policies of the Exchange, and is subject to the acceptance of the Exchange and to the grant by Chinese authorities of a business license to the Sino Joint Venture. A finder's fee is payable with respect to the acquisition.

In order to finance its obligations, the Company has engaged Canaccord Capital Corporation ("Canaccord") to act as its agent to facilitate financing for the Company for gross proceeds of $3,000,000. Subject to the approval of the Exchange, $2,000,000 will be raised by short form offering document (the "Offering Document") through the facilities of the Exchange. Under the Offering Document, the Company proposes to issue up to 3,571,429 units at a price of $0.56 per share. Each unit will consist of one common share ("Share") and one share purchase warrant, exercisable into one further Share of the Company at a price of $0.90 for a term of one year from closing. In connection with the offering, the Company proposes to pay Canaccord a fee of 9% of the gross proceeds raised along with a non-transferable share purchase warrant entitling Canaccord to purchase such number of the Company's Shares equal to 20% of the number of Shares sold pursuant to the offering, exercisable for a period of one year from the offering day at a price of $0.62 per share. Canaccord will also be paid a cash administration fee and a corporate finance fee in shares. Additionally, the Company has engaged Canaccord for a brokered private placement of a further 1,785,714 units to raise gross proceeds of $1,000,000 at the same price and on the same terms as to the units and commission and agent's warrants as the Short Form Offering Document. The units sold pursuant to the private placement will be subject to a statutory hold period of four months from the time they are issued. The short form offering and private placement are also subject to the approval of the Exchange.

Qin Ling Gold Mine

The Company has been granted the sole and exclusive right to acquire the interest of Terrawest Management Inc. ("Terrawest Management") in the Qin Ling Gold Mine, Henan, China.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

On October 15, 2002, the Company announced that it had entered into a share purchase option agreement with Terrawest Management and its shareholders to acquire 100% of the issued and outstanding shares of Terrawest Management on the following terms, subject to regulatory approval:

1. Upon Terrawest Management's execution of a formal joint venture agreement with Qin Ling Gold Mine, a state corporation of the People's Republic of China, for the exploitation of Veins #60 & #9, the Company may purchase 1,000 shares of Terrawest Management (10%), by issuing to them an aggregate of 450,000 common shares in the capital of the Company;

2. Purchase of 4,000 common shares of Terrawest Management, representing a further 40% of the issued and outstanding common shares of Terrawest Management for an aggregate 50% interest by issuing to them that number of common shares of the Company which, when added to the 450,000 common shares issued pursuant to paragraph 1 will constitute 25% of the issued and outstanding common shares of the Company following the issuance on a fully diluted basis and by paying to Terrawest Management, the amount required to enable Terrawest Management to make its initial contribution to the joint venture with Qin Ling Gold Mine; and

3. Purchase of 5,000 common shares of Terrawest Management, representing the balance of the issued common shares of Terrawest Management not then owned by the Company by issuing to them that number of common shares of the Company, which, when added to the shares of the Company issued to them pursuant to paragraphs 1 and 2 above, will constitute 49% of the issued and outstanding common shares of the Company following such issuance on a fully diluted basis.

On February 27, 2003, the Company reported that an independent technical report, written in accordance with National Instrument 43-101, had been completed on the Henan Qin Ling Gold Mine Property located in the People's Republic of China. The report, by Ignacije Borovic, P.Eng., reviews and evaluates all previous work, existing mineral reserves, and potential mineral reserves on Veins #60 and #9.

The report recommends further exploration drilling to be conducted concurrently with ongoing development and mining with an overall budget of US$9,832,268.

The project is subject to a final Sino Cooperative Joint Venture Agreement between Terrawest Management and Henan Qin Ling Gold Mine. To date Terrawest Management has not been successful in completing such an agreement, nor is there any certainty of completion.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

Otish Mountain Property, Quebec

A syndicate was formed with Georgia Ventures Inc., a publicly traded Exchange company, to jointly explore the claims on a 50-50 basis. The Company paid a fee of 10% above staking costs and 200,000 shares to an arm's length party to acquire the claims. No exploration work has been undertaken by the syndicate to date; management has also not budgeted for any exploration for the upcoming year. This may change if exploration is warranted by significant new discoveries in the vicinity.

During the period, there was no exploration activity on the property.

Operations and Financial Condition

The Company is a junior mineral resource company focusing on the acquisition and exploration of promising prospects.

The most significant administrative expenses during the period consisted of project management and investigation fees of $196,747 (2002 - $60,654); consulting fees of $76,500 (2002 - $9,600) and legal fees of $51,795 (2002 - $5,666).

The net loss for the period was $514,719 compared to the previous year's loss for the same period of $155,173.

Current liabilities totalling $326,484 include a convertible loan payable of $165,000, which is convertible into common shares at the rate of one share per $2.00 of principal outstanding at any time after December 16, 1999, and a claim under the Corporation Capital Tax Act. These items are described below.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

The Company relies on both private and public issuances of securities to provide funds for ongoing operations, as none of the projects presently provide cash flow. The ability to secure funds is directly related to market conditions and no guarantee of future financings is possible.

Financing Activities

On July 8, 2003, the Company completed the exercise of special warrants issued under its private placement of special warrants at a price of US$0.25 each, as announced on May 8, 2003.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

The Company had issued 1,150,300 special warrants upon closing of the private placement on May 7, 2003. Total proceeds of US$287,575 were paid into escrow pursuant to the terms of a Special Warrant Indenture made between the Company and Pacific Corporate Trust. On July 8, 2003, subscribers exercised a total of 584,300 special warrants, resulting in the issuance of 584,300 shares and 584,300 share purchase warrants. The balance of proceeds held in escrow were returned to subscribers who did not exercise their special warrants. The securities may not be re-sold prior to September 8, 2003. In addition, no commission or finder's fee was paid in connection with the private placement.

On July 21, 2003, the Company completed its private placement of units at $0.35 per unit as announced on May 12, 2003. A total of 566,071 units were issued for total proceeds of $198,125. Each unit is comprised of one common share and one share purchase warrant. Each warrant is exercisable for a further share of the Company at a price of $0.40 per share up to and including July 21, 2004, and thereafter at a price of $0.50 per share up to and including July 21, 2005. The securities may not be re-sold prior to November 22, 2003.

On August 28, 2003, the Company announced a non-brokered private placement of up to 1,000,000 units at a price of $0.40 per unit, for gross proceeds of up to $400,000. The amount of the private placement was subsequently increased to 1,500,000 units for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant will entitle the holder to purchase an additional common share of the Company at a price of $0.45 for a term of one year. This private placement was completed subsequent to the period. Finders' fees paid in connection with this private placement included 89,075 shares issued to Canaccord Capital Corporation.

Appointment of Officer

On September 11, 2003, the Company announced the appointment of Ms. Joyce Adam as Vice-President of Business Development. Ms. Adam has over 20 years experience in the financial services industry.

Name Change

Effective May 14, 2003, the Company's name was changed to "Dynasty Gold Corp.", trading under the symbol 'DYG". The Company received shareholder approval to the change of name at its Annual and Extraordinary General Meeting held on April 22, 2003. At that meeting the Company also received the approval of disinterested shareholders of an amendment to the Company's Stock Option Plan (the "Plan") to increase the maximum number of shares that may be issued upon exercise of stock options granted under the Plan from 400,000 shares to 1,456,443 shares. The amended Plan was accepted by the Exchange on September 3, 2003.

DYNASTY GOLD CORP.
(FORMERLY: C SQUARED DEVELOPMENTS INC.)
SEPTEMBER 30, 2003

Litigation

On October 28, 2003 Stikeman Elliott LLP (the "Plaintiff") filed a Writ and Statement of Claim in the Supreme Court of British Columbia and served it on the Company. The Writ and Statement of Claim relate to a promissory note (the "Promissory Note") dated November 5, 1999, made by the Company in favour of SOL Resources Incorporated in the principal amount of US$114,351.60. In July 2003 a receiver was appointed in respect of the Promissory Note. The Plaintiff alleges that in August 2003 it purchased all of the receiver's right, title and interest in the Promissory Note, that the Promissory Note is valid and that the Company is required to pay the amount allegedly owing under the Promissory Note. In the Statement of Claim, the Plaintiff seeks payment of the Promissory Note, interest and costs.

The Company has retained counsel, who filed an Appearance in respect of the Writ and Statement of Claim on November 4, 2003, and has filed a Statement of Defence, denying that the Company is liable to the Plaintiff pursuant to the Promissory Note, or alternatively, denying that the Company is indebted to the Plaintiff in the amount claimed. No trial date has been set.

Claim Under Corporation Capital Tax Act

On July 29, 2003 a Certificate was filed with the Supreme Court of British Columbia by the Designated Administrator appointed to administer the British Columbia Corporation Capital Tax Act. The Certificate, which is of the same force and effect as a Judgement of the Supreme Court, alleges that the Company has made default in payment of taxes of $54,736.38.

A Crown Charge, filed July 25, 2003 pursuant to the Corporation Capital Tax Act was registered with the Personal Property Registry on July 25, 2003. As at November 3, 2003 the amount claimed in respect of the unpaid Corporation Capital Tax was $56,163.72, including accrued interest.

Liquidity

Working capital deficit as at September 30, 2003 was $18,329 and the net loss for the quarter ended September 30, 2003 was $514,719.

82-1756

FORM 45-103F4
(formerly Form 20)

Securities Act

REPORT OF EXEMPT DISTRIBUTION

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Dynasty Gold Corp.
735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8
Tel. (604) 913-0613

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The issuer is a reporting issuer in British Columbia and Alberta.

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

November 18, 2003

4. For each security distributed:

(a) describe the type of security, and

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

89,075 common shares.

5. Provide details of the distribution by completing the attached schedule.

N/A – the securities reported herein have been issued as payment of finder's fees disclosed under item 7.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
N/A		
Total dollar value of distribution in all jurisdictions (Canadian $)		

Commissions and Finder's Fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Canaccord Capital Corporation 2200 – 609 Granville Street Vancouver, B.C. V7Y 1H2	89,075 shares (10%)	128(f) – Securities Rules	$0.40
Dhir Enterprises Inc. 216 Lindsay Crescent Edmonton, AB T6R 2T2	$20,000 (10%)	128(f) – Securities Rules	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: November 18, 2003

DYNASTY GOLD CORP.
Per:

for Jonathan George, President

82-1756

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Dynasty Gold Corp. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 18, 2003, of 89,075 shares at a deemed price of $0.40 per share, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 28th day of November, 2003.

DYNASTY GOLD CORP.

By: "Marilyn Wong"
Marilyn Wong, Assistant Secretary